June 15, 2009

Via EDGAR

John P. Nolan, CPA
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re:  PSB Holdings, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2008 Form 10-Q for the Quarter Ended September 30, 2008 Form 10-Q for the Quarter Ended December 31, 2008 File No. 000-50-970
          --------------------------------------------------

Dear Mr. Nolan:

     I am responding to the letter from the Securities and Exchange Commission (the "SEC") addressed to PSB Holdings, Inc. (the "Company") dated June 3, 2009 relating to the above-referenced annual report. The Company's responses are named and numbered to correspond with the names and numbers of the comments contained in the letter from the SEC. For your convenience, we have included a copy of the text of your comment above each of the responses.

Form 10-K for the fiscal year ended June 30, 2008
-------------------------------------------------

Investment Activities, Page 16
------------------------------

     1. We note your response to comment three of our letter dated May 14, 2009. Please confirm that in future filings the Company will disclose more specifically the terms and provisions of the auction rate preferred stock including maturity dates of the long-term instruments, status of dividend payments, and if receiving a default rate the rate received. In addition, please include a discussion on the auction rate failures during the fiscal year and the Company's ability and intent to hold these securities until a successful auction or maturity.

     The  Company will revise its future filings as requested by the comment.


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John P. Nolan, CPA
June 15, 2009
Page 2


Form 10-Q for the quarter ended March 31, 2009
----------------------------------------------

Note 8 - Allowance for Loan Losses, Page 13
-------------------------------------------

     2. We note the continued deterioration in the credit quality of your loan portfolio over the last three quarters of fiscal year 2009, which resulted in your ratio of non-performing loans to gross loans increasing in each period from 0.58% at June 30, 2008, as reported on page 11 of your Form 10-K, to 1.74% at March 31, 2009. We note on page 13 of your Form 10-Q that there are 17 loans included in the total of non-performing loans. In order to promote transparency, please disclose in future filing, beginning with your June 30, 2009 Form 10-K, the following:

          o A discussion regarding the reasons why management believes the levels of non-performing loans have increased so significantly;
          o Discuss changes in the balance of non-performing loans from prior periods and specifically discuss how you have considered these trends in your determination of the allowance for loan losses;
          o The type of collateral securing your non-performing loans, giving particular attention to commercial real estate and residential mortgage loans since these represent the majority of the balance; and
          o The timing and frequency of your appraisal and valuation process for non-performing loans and whether this process performed by a third-party.

          In addition, please provide us an example including a timeline of how and when an appraisal would be ordered for various types of nonperforming loans, the amount of time this normally takes and at what point you would typically recognize any charge-off(s) resulting from insufficient collateral.

Loans secured by real estate
----------------------------

For all residential and commercial loans secured by real estate, we have the property securing the loan reappraised when the loan becomes 180 days past due and the original appraisal is more than one year old. The appraisal is outsourced to a third party certified appraiser that is included on our internal list of approved appraisers. The appraisal is normally received within three weeks from the date it was ordered. The internal loan and appraisal review is then completed within one week. If it is determined that there is a collateral shortfall, an allocated reserve will be assigned against the loan for the amount of the shortfall. If it is then determined that the loan is uncollectible, a charge-off will be authorized based on the shortfall of the net realizable value of the subject property compared to the loan balance.

John P. Nolan, CPA
June 15, 2009
Page 3


Commercial and industrial loans
-------------------------------

For commercial and industrial loans, if a loan becomes past due 60 days an updated financial analysis is performed. If the loan becomes 90 days past due, an internal review is generally completed within one week after the end of the month the loan becomes 90 days delinquent. If required under SFAS No. 114 guidance, a specific allocation is assigned based on the updated internal review. If it is then determined that the loan is uncollectible, a charge-off will be authorized. The amount of the charge-off is based upon the present value of the future expected cash flow discounted at the loan rate or the value of the underlying collateral if the loan is collateral dependent.

In addition, the Company will revise its future filings as requested by the comment.

Note 11 - Fair Value Measurements, Page 16
------------------------------------------

     3. We note on page 16 that approximately $18 million in securities were transferred from Level 2 to Level 3. In addition, we note in your December 31, 2008 Form 10-Q (page 16), that there were no securities measured at fair value using significant unobservable inputs (Level
          3). Please revise future filing, beginning with you June 30, 2009 Form 10-K, to disclose the following:

          o The amount of assets you measured using significant unobservable inputs (Level 3 assets) as a percentage of total assets you measured at fair value;
          o The amount and reason for any material increase or decrease in Level 3 assets resulting from your transfer of assets from, or into, Level 1 or Level 2;
          o In determining the amount to present as transfers into and out of Level 3, clarify whether you use the fair value at the beginning or end of the period; and
          o For a material amount of assets transferred into Level 3 during the period, a discussion of the significant inputs that you no longer consider to be observable and any material gain or loss you recognized on those assets during the period.

          The Company will revise its future filings as requested by the comment.

                                     * * * *

John P. Nolan, CPA
June 15, 2009
Page 4


     The Company acknowledges that:

     (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

     (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

     (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned.

                                            Sincerely,

                                            \s\ Robert J. Halloran, Jr.

                                            Robert J. Halloran, Jr.
                                            President and Treasurer


cc:  Thomas Borner, Chairman and Chief Executive Officer
     Ned Quint, Esq.